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                             January 5, 2023

       Deepika Vuppalanchi
       Chief Executive Officer
       Syra Health Corp
       1119 Keystone Way N. #201
       Carmel, IN 46032

                                                        Re: Syra Health Corp
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
14, 2022
                                                            CIK No. 0001922335

       Dear Deepika Vuppalanchi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 14, 2022

       Cover Page

   1. We note your response to comment 1, as well as your revised disclosure that "such Class
                                                        B holders shall
continue to have voting control until they hold under % of the voting power of our
outstanding capital stock." Please revise to disclose the number of Class B shares, and the
percentage of your total common stock outstanding represented by such shares, that the Class
B holders need to hold to continue to control general corporate matters. Please make
conforming changes to your Selling Stockholder Prospectus cover page and also include
similar disclosure in your risk factor on page 21. Additionally, in such risk factor,
please disclose the total percentage of voting power that such Class B holders will hold
following the offering, as you only disclose there the anticipated
 Deepika Vuppalanchi
Syra Health Corp
January 5, 2023
Page 2
      percentage of Class B common stock and total outstanding stock held after the offering.
2. We note your response to comment 18. Please revise the IPO Prospectus cover page to state that the offering is contingent on the listing of your Class A common stock on
      Nasdaq, if true, as your disclosure on page 73 states that "we will not complete this offering unless we are so listed."
3. We note your revised disclosure on the Selling Stockholder Prospectus cover page that
      "[t]he selling stockholders will not make any sales of their shares until such time as our shares are listed on a national securities exchange," thereby indicating that sales in the resale offering will not take place until after the completion of your initial public offering and your listing. Please reconcile this with your disclosure on the IPO Prospectus cover page that "[s]ales of the shares of our Class A common stock registered in this prospectus and the Selling Stockholder Prospectus may result in two offerings taking place concurrently . . . ," and make conforming changes as appropriate. Prospectus Summary, page 1

4. We note your response to comment 12. Please prominently disclose here and at the beginning of the Business section that the Indiana Family and Social Services
      Administration "accounted for approximately 98% of revenues and 86% of accounts receivable at December 31, 2021," as you disclose on page 19.
General

5. We note your disclosure on the Selling Stockholders Prospectus cover page that the selling stockholders will sell their shares "at market prices prevailing at the time of sale or at negotiated prices." In connection therewith, please include a placeholder for the date of effectiveness of the IPO prospectus, as well as the IPO price, and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.
       You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                              Sincerely,
FirstName LastNameDeepika Vuppalanchi
                                                              Division of
Corporation Finance
Comapany NameSyra Health Corp
                                                              Office of Trade &
Services
January 5, 2023 Page 2
cc:       Jeffrey Fessler
FirstName LastName